Exhibit 99.1

PolyPid Announces Planned CEO Transition

Current EVP & CFO, Dikla Czaczkes Akselbrad, Appointed CEO, Effective July 2022

PETAH TIKVA, Israel, January 3, 2022 (GLOBE NEWSWIRE) -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX technology, today announced that its Board of Directors has appointed Dikla Czaczkes Akselbrad, currently the Company’s Executive Vice President and Chief Financial Officer, as PolyPid’s Chief Executive Officer, effective July 1, 2022. Amir Weisberg, who currently serves as Chief Executive Officer and a director, will direct a transition period with Ms. Czaczkes Akselbrad beginning on April 1, 2022, and will retire from the Chief Executive Officer position, a role in which he has served for over 11 years, effective on July 1, 2022.

“On behalf of the Board of Directors, I would like to congratulate Dikla on her well-deserved appointment as CEO,” said Jacob Harel, PolyPid’s Chairman. “Since joining PolyPid seven years ago, she has been instrumental in guiding our financial, strategic and operational objectives. As we approach commercialization, our business is at a critical inflection point, and we are confident that under Dikla’s leadership, we will execute on the many compelling opportunities that lie ahead of us. Moreover, we will continue to benefit from Amir’s invaluable strategic support over the coming months. Under his leadership, PolyPid is in the strongest operational and financial position in its history, and we thank Amir for his significant contributions as CEO over the past 11 years.”

“It has been an honor to have served as CEO of PolyPid throughout the development phase of our company,” stated Mr. Weisberg. “As we prepare for our next phase of growth, Dikla is the ideal future leader of the Company. It has been a privilege working alongside her over the past several years. Dikla brings a relentless focus on operational execution, and a proven track record of driving growth and innovation. I look forward to continuing to work closely with her as we further advance our business in the coming quarters.”

“I am grateful to have the opportunity to lead the Company at this exciting time in our corporate evolution,” said Ms. Czaczkes Akselbrad. “We continue to rapidly advance our many development programs, including the large Phase 3 program for our lead asset, D-PLEX100, for the prevention of Surgical Site Infections, as well as progress our commercial preparations. In addition, our promising OncoPLEX development platform initially targeting brain tumors continues to generate compelling preclinical data, and we are preparing to begin a clinical study this year. I look forward to continuing to work with our talented and passionate team to achieve further clinical and operational success and drive long-term shareholder value.”

Separately, PolyPid announced that Shaul Mukhtar, Ph.D., Chief Operating Officer of PolyPid, will be retiring from the Company, effective March 2022, following two and a half years with PolyPid.

Ms. Czaczkes Akselbrad is an experienced life sciences industry executive who has demonstrated the ability to lead a company through critical international strategic, financial and business transitions, including raising over $300 million in various forms in her last two positions. She has more than 20 years of experience in strategic planning, managing corporate teams, establishing international company procedures and standards, and driving major corporate negotiations with global companies. Prior to joining PolyPid as the Chief Financial Officer in 2014, Ms. Czaczkes Akselbrad served as Chief Financial Officer of Compugen Ltd. (NASDAQ & TASE: CGEN), a leading biotechnology company focused on the discovery and licensing of product candidates to the drug industry. She received a B.A. in accounting and economics from Tel-Aviv University, and an MBA from Tel-Aviv University.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD), is a phase 3 biopharma company aiming to improve surgical outcomes through locally administered, controlled, extended-release therapeutics. PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with medications, enables precise delivery of drugs at effective release rates, over pre-determined durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of abdominal and sternal surgical site infections (SSIs).

For additional company information, please visit polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the execution of many compelling opportunities, the rapid advancement of the Company’s development programs, including the large Phase 3 program for D-PLEX100, as well as progress of its commercial preparations, the Company’s OncoPLEX development platform and preparations to begin a clinical trial this year, and achievement of further clinical and operational success and long-term shareholder value. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 5, 2021. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Corporate Contact:

PolyPid, Ltd.

Dikla Czaczkes Akselbrad

EVP & CFO

Tel: +972-747195700

Investor Contact:

Bob Yedid

LifeSci Advisors

646-597-6989

Bob@LifeSciAdvisors.com

Media Contact:

Nechama Feuerstein

551-444-0784

Nechama.Feuerstein@finnpartners.com